Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800

August 30, 2012

VIA EDGAR CORRESPONDENCE

Karen Rossotto

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Dear Ms. Rossotto:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-12-272287) with the Securities and Exchange Commission (the “Commission”) on June 15, 2012 relating to the addition of Transamerica Small Cap Growth, Transamerica Tactical Allocation and Transamerica Tactical Rotation, each a new series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on August 1, 2012. The Registrant notes that the effectiveness of Transamerica Tactical Allocation and Transamerica Tactical Rotation has been delayed at this time; accordingly, this response letter addresses comments relating to Transamerica Small Cap Growth only. A separate letter will be filed to respond to the Staff’s comments relating to Transamerica Tactical Allocation and Transamerica Tactical Rotation at a later date.

The Staff noted that all comments to the fund’s summary section, as noted below, also apply to the disclosure with respect to the fund in the section entitled “More on Each Fund’s Strategies and Investments”, as well as “More on Risks of Investing in the Funds”, if applicable. In addition, it was noted that all comments generally apply to both the fund’s retail and Class I2 prospectus.

Below are the Staff’s comments on the Registration Statement with respect to Transamerica Small Cap Growth and the Registrant’s responses thereto.

Prospectus Comments

1.	Fees and Expenses: Please reference the page number in the Statement of Additional Information where further information about sales charge discounts may be located.

Response: The Registrant notes that the Prospectus, like the prospectuses for the other series of the Registrant, discloses the section heading in the Statement of Additional Information where further information about sales charge discounts can be located. The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

2.	Fee Table: Please add a space between the “Shareholder Fees” and the “Annual Fund Operating Expenses” to indicate that these are two separate tables.

Response: As stated above, the Registrant wishes to keep the fee table presentation consistent with other current Transamerica Funds prospectuses. The Registrant will revisit this comment at the time of the annual update to its registration statement. Accordingly, no change has been made to the Prospectus at this time.

August 30, 2012

3.	Expense Example: Please remove the parenthetical “(unless otherwise indicated)” from the lead-in paragraph to the expense example.

Response: The Registrant believes that the additional disclosure in the parenthetical provides useful information to a shareholder. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

4.	Tax Information: Please add the following at the end of the sentence in this section:

“, in which case your distributions will be taxed when withdrawn from the tax-deferred account.”

Response: The Registrant will consider adding the proposed language the time of the annual update to its registration statement. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

5.	Principal Investment Strategies: Please show the range of the Russell 2000® Growth Index as of the most recent reconstitution date of the index.

Response: The Registrant has made revisions consistent with the Staff’s comment.

6.	Principal Investment Strategies: Please revise the reference to “team” in the second paragraph since the fund has a single portfolio manager.

Response: The Registrant has made revisions consistent with the Staff’s comment.

7.	Principal Risks: Please review the Principal Investment Strategies section to ensure that “Emerging Markets” and “Preferred Stock” risks are applicable for this fund.

Response: The Registrant has removed these risks from the Principal Risks section based on the fund’s current principal investment strategies.

8.	More on Risks of Investing in the Funds: Please revise the risk disclosure in this section to be more specific to each fund.

Response: The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

9.	More on Risks of Investing in the Funds: Please revise the language in the “Conflicts of Interest” risk to specify which affiliated underlying funds the disclosure is referencing.

Response: The Registrant notes that this stand-alone prospectus will subsequently roll into a larger full prospectus, which, at that time, will clearly identify such underlying funds. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

10.	More on Risks of Investing in the Funds: Please revise the second sentence in the “Conflicts of Interest” risk to read as follows:

TAM will receive more revenue to the extent it selects to invest the assets of a fund of fund that it advises in an affiliated fund rather than an unaffiliated fund.

Response: The Registrant believes the disclosure is sufficiently clear and also wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time

August 30, 2012

11.

More on Risks of Investing in the Fund: Please consider revising the “Foreign Securities” risk to remove the definitions of American Depositary Receipts, Global Depositary Receipts and European Depositary Receipts since the definitions have been previously disclosed.

Response: The Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

12.	Shareholder Information: Please update the “Investment Adviser” section to explain how, pursuant to the Order, shareholders are notified of a new sub-adviser.

Response: The Registrant believes the disclosure provides sufficient information and is consistent with the level of information provided in other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

13.

Choosing a Share Class: Pursuant to the requirements of Form N1-A, please remove the disclosure regarding Class A share quantity purchase discount from the footnote and include the language in the text above the chart.

Response: The Registrant will consider revising this section at the time of the annual update to its registration statement. In addition, the Registrant wishes to keep the disclosure consistent with other current Transamerica Funds prospectuses. Accordingly, no change has been made to the Prospectus at this time.

14.	How NAV is Calculated: Please update the disclosure to reference ETNs as well as ETFs.

Response: The fund will not invest in ETNs, so no changes have been made to the Prospectus at this time.

SAI Comments

15.

Fundamental Policies: Please expand the disclosure to include what the fund can do as permitted by the 1940 Act. Also, please revise the narrative disclosure in the Statement of Additional Information with respect to each fund’s fundamental policy on concentration.

Response: The fund’s Board of Trustees has approved certain revised fundamental policies that will be presented for shareholder vote in the near future. The Registrant is currently working with the Staff to finalize the new fundamental policies. If approved by shareholders, the new policies, along with additional information about these policies, will be included in the Statement of Additional Information at a future date.

16.

Disclosure of Portfolio Holdings: Please ensure compliance with Form N-1A, Item 16(f) relating to conflicts between the interests of fund shareholders and the fund’s investment adviser, principal underwriter or their affiliated persons.

Response: The Registrant notes that it previously made revisions to the disclosure consistent with the Staff’s comment in response to a prior comment from the Staff.

17.	Advisory Fees: Please confirm that the new fund fees are shown in the fee table in the prospectus without any waivers and/or reimbursements.

Response: The Registrant so confirms.

18.	General Comment: Please confirm that the SAI includes a statement that shares are continuously offered.

Response: The Registrant so confirms.

19.	Board Members and Officers: Please ensure that the description of the leadership structure is appropriate given the specific characteristics of the fund and the recent resignation of the fund’s CEO.

Response: The Registrant has made revisions consistent with the Staff’s comment.

August 30, 2012

20.	Board Members and Officers: Pursuant to Item 17(e) of Form N-1A, please ensure that the section relating to the Codes of Ethics adequately conveys whether certain personnel may invest in securities.

Response: The Registrant has made revisions consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1844 with any questions.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.